

January 19, 2011

Peter Bojtos
Chief Executive Officer
Fischer-Watt Gold Company, Inc.
2582 Taft Court
Lakewood, Colorado 80215

Re: Fischer-Watt Gold Company, Inc.
Form 10-K for Fiscal Year Ended January 31, 2010
Filed May 17, 2010
File No. 000-17386

Dear Mr. Bojtos:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Mark C. Shannon
Branch Chief